UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2014	or	[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ________________ to ___________________

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
5555 San Felipe Street
Houston, TX 77056

MARATHON OIL CORPORATION
5555 San Felipe Street, Houston, TX 77056

Marathon Oil Company
Thrift Plan
Financial Statements and
Supplemental Schedule
December 31, 2014 and 2013

Marathon Oil Company
Thrift Plan
Table of Contents
December 31, 2014 and 2013

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
December 31, 2014 and 2013

Statement of Changes in Net Assets Available for Benefits	3
Year ended December 31, 2014

Notes to Financial Statements	4-14

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15-30

Signatures	31

Exhibit Index

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	32

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Marathon Oil Company Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Marathon Oil Company Thrift Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the DOL Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones, LLP

Houston, Texas
June 26, 2015

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value	$1,221,997,417	$1,221,239,618

Receivables:
Notes receivable from participants	8,164,510	8,036,763
Investment income receivable	148,810	259,377
	8,313,320	8,296,140

Net Assets, at Fair Value	1,230,310,737	1,229,535,758

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(7,545,103)	(8,841,792)

Net Assets Available for Benefits	$1,222,765,634	$1,220,693,966

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$13,656,657
Interest	6,420,145
Dividends	22,382,454
42,459,256

Interest income on notes receivable from participants	274,020

Contributions:
Participants	36,629,883
Employer	21,992,450
Rollovers and direct plan transfers	87,836,185
146,458,518

Total additions	189,191,794

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	186,770,570
Administrative expenses	349,556

Total deductions	187,120,126

Net Increase	2,071,668

Net Assets Available for Benefits:
Beginning of year	1,220,693,966

End of year	$1,222,765,634

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

1.Description of Plan
The following brief description of the Marathon Oil Company Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions. Effective as of January 1, 2014, the Company amended and restated the Plan in its entirety.  The provisions of this amended and restated Plan apply to determine eligibility, contributions, distributions, investments, and other Plan activities.
General
The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of the following entities, which are participating employers in the Plan: Marathon Oil Corporation (“MRO”), Marathon Oil Company (the “Company” or “MOC”), Marathon Service Company. All of these participating employers, other than MRO, are wholly owned subsidiaries of MRO. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions, Roth 401(k) contributions, or a combination of both. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the “Code”). An active participant may make any combination of after-tax and pre-tax/Roth 401(k) payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.
The contributions of highly compensated employees are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $260,000 for 2014, as provided in Code Section 401(a)(17).
Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts (“IRA”) upon specific authorization and subject to such terms and conditions as set forth by the Plan Administrator.
To the extent that the Company has accumulated earnings and profits, the Company will match on a dollar for dollar basis each participant's after-tax or pre-tax/Roth 401(k) contributions to the Plan up to an aggregate of 7 percent of each participant's eligible gross pay.
Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings (losses) based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company; at death; after three years of vesting service with the Company or another employer within the controlled group of MRO; or upon attainment of age 65.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

Participant Loans
Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that currently range from 3.25 percent to 9.50 percent, determined in accordance with Plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through automatic payments for participants not receiving pay and retirees.
Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1 immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions equal to or less than $5,000 but greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, subject to certain restrictions. An installment settlement option is available to retired participants subject to certain requirements and restrictions.
Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $249,263 for the year ended December 31, 2014 were used to reduce employer matching contributions made to the Plan. The forfeited balance held in the Plan as of December 31, 2014 and 2013 was $37,221 and $10,554.
Investment Options
Effective December 31, 2014, the investment option Pacific Investment Management Company (“PIMCO”) Total Return Fund Institutional Class was replaced with the Dodge & Cox Income Fund due to management changes at PIMCO. This change was communicated to participants in November 2014.
Effective November 14, 2014, the investment option Fidelity Growth Company Fund - Class K was replaced with the Fidelity Growth Company Commingled Pool, which mirrors the investments in the mutual fund but provides for a lower cost to participants. This change was communicated to participants in October 2014, and the communication included a brief explanation of the differences between mutual funds and collective trusts to ensure that interested participants were informed about these differences.
Effective November 29, 2013, the BrokerageLink and the Stable Value Fund are considered competing options due to the wrap capacity for the Stable Value Fund that was obtained through Bank of Tokyo Mitsubishi UFJ (“BTMU”). One of the conditions of the BTMU contract is that the Plan considers BrokerageLink and the Stable Value Fund as competing investment options, so participants cannot make direct exchanges between these two investment options. A 90 day investment in a non-competing investment option is required first.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year. Investment related expenses are also included in net appreciation of fair value of investments.

Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Administration of Plan Assets
All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants' account are charged or credited to the participants' account by Fidelity Investments Institutional Operations Company, Inc (“FIIOS”).
The Stable Value Fund is managed by Fidelity Management Trust Company pursuant to a trust agreement. Any fees charged by Fidelity Management Trust Company are deducted from the interest earned by Plan members in the Stable Value Fund. The total amount of fees charged for 2014 in connection with the Stable Value Fund was $1,255,335.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

3.	Accounting Standards Update

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value ("NAV") per Share (or its equivalent).” ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standard Codification ("ASC") 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. We believe the adoption of this guidance concerns disclosure only and will not have an impact on the Plan's financial statements.

4.	Fair Value Measurements

The FASB ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach, and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

•
Level 2 inputs consist of quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means;

•	Level 3 inputs are unobservable and significant to the fair value measurement and have the lowest priority.
The Plan's investments are reported at fair value in the accompanying statements of net assets available for benefits adjusted to contract value for benefit-responsive contracts. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major plan asset class at December 31, 2014 and 2013.
Common stock - Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds - Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value of shares held. The net asset value is generally based on prices from a public exchange, which is normally the principal market on which a significant portion of the underlying investments are traded, and is considered Level 1. Interest-bearing cash includes cash on deposit.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

Common Collective Trusts (“CCTs”) - CCTs are Pyramis Core Lifecycle Commingled Pools. These pools seek active return until the pool's targeted retirement year. Thereafter, the pool's objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income and/or short-term products. The underlying pools may use futures, options, swaps, and exchange traded funds to remain fully invested, while being able to respond to participant cash flows and to take advantage of changes in interest rates and other factors affecting value. Each pool's target asset allocation percentages will become more conservative over time by reducing allocations to equity and increasing allocations to fixed income and/or short-term products. Each pool's retirement date target allocation will be approximately 50 percent equity index, 40 percent fixed income index, and 10 percent short term. There are no redemption restrictions on these CCTs. Investment in CCTs are valued using a market approach at the net asset value of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. A significant portion of the underlying investments are mainly publicly traded. This investment is considered Level 2.

Synthetic Investment Contracts (“SICs”) - A fund which primarily invests in several investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Stable Value Fund is valued using a market and cost approach as described in Note 6. This investment with the exception of cash and cash equivalents is considered Level 2.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$27,161,552	$—	$—	$27,161,552
Blend	226,124,201	—	—	226,124,201
Growth	57,697,220	—	—	57,697,220
International-Stk	28,508,927	—	—	28,508,927
Other*	64,224,196	—	—	64,224,196
Taxable bond	87,883,917	—	—	87,883,917
Value	24,500,681	—	—	24,500,681
Money market**	21,004,099	—	—	21,004,099
Common/collective trusts	—	235,222,253	—	235,222,253
Common stock	55,772,873	—	—	55,772,873
SICs	2,776,122	391,121,376	—	393,897,498
Total assets at fair value	$595,653,788	$626,343,629	$—	$1,221,997,417

	Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$25,521,697	$—	$—	$25,521,697
Blend	216,113,845	—	—	$216,113,845
Growth	107,317,722	—	—	$107,317,722
International-Stk	29,543,908	—	—	$29,543,908
Other*	49,965,573	—	—	$49,965,573
Taxable bond	84,391,947	—	—	$84,391,947
Value	15,129,774	—	—	$15,129,774
Money market**	24,147,146	—	—	$24,147,146
Common/collective trusts	—	174,989,221	—	$174,989,221
Common stock	72,615,099	—	—	$72,615,099
SICs	2,558,354	418,945,332	—	$421,503,686
Total assets at fair value	$627,305,065	$593,934,553	$—	$1,221,239,618
* Include Brokerage Link investments
** Include Interest-bearing Cash

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

5.	Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2014	2013
Marathon Oil Corporation Common Stock	55,772,873	72,615,099
Prudential Insurance Co America ACT 063025001*	60,948,878	60,943,497
Spartan 500 Index Fund - Fidelity Advantage Class	97,207,331	84,057,513
Bank of Tokyo - Mitsubishi ACT FID-MARAOIL13-1*	97,382,534	105,590,643
American General Life Wrapper Contract 1627651*	100,419,612	108,883,704
Chase Manhattan Bank Wrapper Contract AMarathon-2-07*	132,370,352	143,527,488
* SICs are investments included in the Stable Value Fund compromised of underlying assets and wrapper contracts (used as liquidity guarantees).
During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$14,756,168
Common stock	(12,869,206)
Common /collective trust	11,769,695
$13,656,657

6.	Stable Value Fund

The Stable Value Fund comprised approximately 32 percent and 34 percent of total Plan investments at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013 the Plan held SICs of $383,576,273 and $410,103,540, respectively, recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued by using replacement cost methodology. If there is a rebid with the same rate, the wrapper value is zero. On the other hand, if there is a rebid with a revised rate, an annual calculation is performed using the revised rate and the total present value of rebid determined. The present value of the rebid is the value of the wrapper contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The remaining assets of $2,776,122 and $2,558,354 held by the Stable Value Fund at December 31, 2014 and 2013 respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual SIC held within the Stable Value Fund at December 31, 2014 and 2013:

	Stable Value Fund at December 31, 2014
	Standard and Poor's Credit Rating	Fair Value	Adjustment to Contract Value

Bank of Tokyo - Mitsubishi ACT FID-MARAOIL13-1	A+	$97,382,534	$(1,878,601)
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	A+	132,370,352	(2,553,550)
American General Life Wrapper Contract 1627651	A+	100,419,612	(1,937,190)
Prudential Insurance Co America ACT 063025001	AA-	60,948,878	(1,175,762)
		$391,121,376	$(7,545,103)

	Stable Value Fund at December 31, 2013
	Standard and Poor's Credit Rating	Fair Value	Adjustment to Contract Value

Bank of Tokyo - Mitsubishi ACT FID-MARAOIL13-1	A+	$105,590,643	$(2,228,478)
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	A+	143,527,488	(3,029,131)
American General Life Wrapper Contract 1627651	A+	108,883,704	(2,297,978)
Prudential Insurance Co America ACT 063025001	AA-	60,943,497	(1,286,205)
		$418,945,332	$(8,841,792)
The Stable Value Fund portfolio's average yield for 2014 and 2013 was 1.60 percent and 1.66 percent, respectively. The portfolio's crediting rate at December 31, 2014 and 2013 was 1.69 percent and 1.53 percent, respectively. The crediting rate formula is used to convert market value changes in the underlying assets into income distributions. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to duration. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. Wrapper contracts provide a guarantee that the crediting rate will not fall below zero percent. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

A wrap issuer may terminate a wrapper contract in accordance with the terms of the contract. A wrap issuer may also terminate a wrapper contract if Fidelity Management Trust Company investment management authority over the Stable Value Fund is limited or terminated as well as if all of the terms of the wrapper contract fail to be met. In addition, wrapper contracts limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events (e.g., complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable.

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$1,222,765,634	$1,220,693,966
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,545,103	8,841,792
Net assets per the Form 5500	$1,230,310,737	$1,229,535,758
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2014:

Increase in net assets available for benefits per the financial statements	$2,071,668
Adjustment from fair value to contract value for benefit-responsive investment contracts
Prior year adjustment	(8,841,792)
Current year adjustment	7,545,103
Net income per the Form 5500	$774,979

8.	Party-in-Interest Transactions
Shares of MRO common stock may be purchased directly from MRO or on the open market. During 2014, all shares of the MRO common stock were purchased on the open market.
Certain Plan investments are shares of mutual funds managed by FIIOS. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.
All party-in-interest transactions noted above are deemed exempt from the prohibited transaction rules.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

9.	Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

10.	Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Plan Administrator by letter dated June 11, 2015, that the Plan, as amended, meets the requirements of Code Section 401(a), and the trust is not subject to tax under present income tax law. This determination letter was applicable for the amendments executed September 24, 2014 and prior. The Plan Administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.
GAAP requires the Plan Administrator to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

11.	Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

12.	Subsequent Events
Events and transactions subsequent to the balance sheet date have been evaluated through the date these financial statements were issued for potential recognition or disclosure in the financial statements.
In February 2015, the Company implemented a workforce reduction of approximately 400 positions. The corresponding reduction in Plan participation was between 10% and 20% of active employees participating in the Plan. As described in IRS Revenue Ruling 2007-28, a partial termination is presumed to occur with respect to a plan if 20% of employees participating in the plan are terminated. Because the reduction in force affected less than 20% of employees participating in the Plan, there is no presumption that a partial termination has occurred. The Plan Administrator will continue to monitor changes in its workforce and employer-initiated terminations during 2015 and will evaluate whether additional subsequent events result in a partial termination based on the specific facts and circumstances surrounding such subsequent events.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2014 and 2013

Effective June 12, 2015, the Company secured synthetic wrap capacity for the Stable Value Fund from Nationwide Life Insurance Company. The Company will use this new capacity (representing 10% of the newly allocated fund) to reduce the exposure to the Chase Manhattan Bank Wrapper Contract for further diversification among the wraps. The deposit amount was $35.6 million at an annual wrap fee of 0.22%.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)			(e)
	Identity of Issue, Borrower,				Current
	Lessor, or Similar Party	Description of Investment			Value
*	Marathon Oil Corporation	Marathon Oil Common Stock -	1,971,470	shares	$55,772,873
	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company -	878,053	shares	9,228,332
*	Fidelity Retirement Govt. Money Market	Investment Company -	11,619,376	shares	11,619,376
*	Fidelity Mid Cap Value Fund	Investment Company -	566,904	shares	13,957,188
*	Spartan Extended Market Index Fund	Investment Company -	658,036	shares	36,310,450
*	Spartan 500 Index Fund - Fidelity Advantage Class	Investment Company -	1,334,349	shares	97,207,331
*	Fidelity Balanced K	Investment Company -	1,192,866	shares	27,161,552
*	Fidelity Contrafund K	Investment Company -	443,532	shares	43,421,822
*	Fidelity Growth Company Pool	Investment Company -	4,610,687	shares	55,282,142
*	Fidelity International Discovery K	Investment Company -	151,374	shares	5,735,576
*	Fidelity Low Priced Stock K	Investment Company -	785,609	shares	39,437,575
*	Spartan International Index Fund	Investment Company -	1,308,026	shares	48,684,723
*	Pyramis Core Lifecycle 2000 Commingled	Investment Company -	705,526	shares	8,621,529
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company -	210,668	shares	2,694,445
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company -	434,530	shares	5,909,607
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company -	1,538,211	shares	20,842,763
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company -	2,988,996	shares	39,394,968
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company -	2,787,718	shares	37,885,083
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company -	1,651,478	shares	21,683,903
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company -	988,454	shares	13,225,520
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company -	925,203	shares	12,212,674
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company -	625,584	shares	8,301,494
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company -	515,500	shares	6,737,583
*	Pyramis Core Lifecycle 2055 Commingled	Investment Company -	173,363	shares	2,430,543
	Dodge & Cox Stock Fund	Investment Company -	58,271	shares	10,543,493
	Dodge & Cox Income Fund	Investment Company -	1,988,885	shares	27,406,835
	Columbia Acorn International Z	Investment Company -	186,367	shares	7,777,087
	Morgan Stanley Mid Cap Growth	Investment Company -	226,643	shares	8,916,147
	DFA Emerging Markets Value	Investment Company -	582,379	shares	14,996,263
	Vanguard Total Bond Market	Investment Company -	4,714,696	shares	51,248,750

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)			(e)
	Identity of Issue, Borrower,				Current
	Lessor, or Similar Party	Description of Investment			Value
	Wells Fargo Advantage Small Cap Value	Investment Company -	154,147	shares	4,484,123
	Kalmar Growth with Value Small Cap	Investment Company -	271,629	shares	5,359,250
* Indicates party-in-interest.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(e)
Identity of Issue, Borrower,			Current
Lessor, or Similar Party		Description of Investment	Value
	Stable Value Contract Carriers
	Bank of Tokyo - Mitsubishi ACT	Actively Managed Global Wrap**
	Wrapper Contract FID-MARAOIL13-1; 1.78%
	Total Contract Value/Fair Market Value		$97,382,534	***
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract AMarathon-02-07; 1.78%
	Total Contract Value/Fair Market Value		132,370,352	***
	Prudential Insurance Co America ACT	Actively Managed Global Wrap**
	Wrapper Contract 063025001; 1.83%
	Total Contract Value/Fair Market Value		60,948,878	***
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627651; 1.78%
	Total Contract Value/Fair Market Value		100,419,612	***
*	Fidelity Management Trust Company	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios;
	Variable interest rate - 1.85% as of 12/31/14	Money Market Portfolio; Class A Money Market Pool	2,776,122

	Brokerage Link	Self-Directed Brokerage Accounts	73,608,919

	Total Investments		1,221,997,417
*	Fidelity Management Trust Company
	Interest rates range from 3.25%-9.50%
	due 1/3/2013- 01/18/2019, dates for defaulted loan balance year ranges 2002 to 2013	Loans to Plan Participants	8,164,510

	Totals		$1,230,161,927

*	Indicates party-in-interest.
**
A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

***	Pages 18 thru 30 list the fair value of each underlying investment of the SICs'. Each SIC owns approximately a 25 percent interest in the total fair value of the Fund.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

(CASH)	Actively Managed Global Wrap Underlying Investments	$2,542,509.34
ABB FIN USA INC 1.625% 5/08/17		176,006.14
ALLYL 2014-SN1 A3 .75% 02/17		514,215.74
AMERICAN EX CRD 2.125% 3/18/19		653,136.16
AMXCA 2013-3 A .98% 05/19		805,072.9
AMXCA 2014-2 A 1.26% 1/20		828,476.12
AMXCA 2014-3 A 1.49% 04/20		1,490,812.75
AMXCA 2012-5 A 0.59% 5/18		1,299,991.19
AMERICAN HONDA FIN 2.125 10/18		444,781.15
AMERICAN HONDA 2.25% 08/15/19		414,188.97
AB INBEV FIN 2.15% 2/1/19		835,716.21
APPLE INC 1% 5/3/18		1,607,839.98
APPLE INC 2.85% 5/6/21		647,207.3
AUSTRALIA & NZ 1.875% 10/06/17		456,102.94
AUSTRALIA & NZ 1.45% 5/15/18		435,170.02
AUST & NZ BKG NY 2.25% 6/13/19		834,910.28
BB&T CORP MTN B/E 3.2% 3/15/16		484,300.29
BB&T CORP 2.05% 6/19/18		401,936.77
BPCM 1.375% 5/10/18		649,626.73
BNP PARIBA 2.45% 03/17/19		448,981.18
BPCE SA 1.625% 2/10/17		620,192.81
BMWLT 2014-1 A3 .73% 02/17		639,557.8
BACM 2006-4 A4 5.634% 07/46		410,166.46
BACM 2006-4 A1A CSTR 7/46		820,458.87
BANK AMER NA 1.25% 02/14/17		657,649.81
BANK OF AMERICA CRP MTN 2 1/18		889,659.68
BANK AMER FDG CRP 2.6% 1/15/19		2,447,435.73
BANK AMERICA CORP 2.65% 4/1/19		991,652.88
BAAT 2012-1 A4 1.03 12/16		449,243.1
BANK OF MONTREL 2.375% 1/25/19		448,757.17

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

BANK NOVA SCOTIA 2.8% 07/21/21	Actively Managed Global Wrap Underlying Investments	$415,273.19
BANK T-M UFJ 2.35% 9/8/19 144A		1,711,248.97
BARCLAYS PLC 2.75% 11/8/19		338,249.4
BARCLAYS BNK PLC 2.5% 02/20/19		306,714.97
BAYER US FIN2.375% 10/19 144 A		292,738.67
BAYER US FIN 3% 10/8/21 144A		215,189.89
BSCMS 2005-T18 A4 4.933% 2/42		118,023.14
BSCMS 2005-PWR8 A4 4.674 6/41		352,035.8
BSCMS 2006-T22 A1A CSTR 4/38		711,927.43
BSCMS 2006-PW12 A1A CSTR 9/38		561,476.72
BSCMS 2006-PW13 A1A 5.533 9/41		703,477.19
BSCMS 2006-PW14 A1A 5.189		321,354.56
BECTON DICKINSO 1.8% 12/15/17		546,483.36
BERKSHIRE ENG 2.4% 2/1/20 144A		598,467.6
BMWOT 2014-A A3 0.97% 11/18		1,408,699.51
BRITISH TELECOM PLC 2.35% 2/19		1,007,507.06
CD 2005-CD1 A4 CSTR 7/44		248,365.17
CD 06-CD2 A1B CSTR 1/46		1,122,762.67
CD 2007-CD5 A1A 5.8% 11/44		810,024.36
COMM 2012-CR5 A1 0.673% 12/45		219,407.84
COMM 2012-CR1 A1 1.116% 5/45		8,237.74
COMM 2012-CR1 A2 2.35% 5/45		376,361.53
COMM 2012-CR2 A1 .824% 08/45		109,326.98
COMM 2013-CR9 A1 1.3440% 7/45		150,615.07
COMM 2014-CR17 A2 3.012% 05/47		632,616.36
COMM 2014-CR18 A2 2.924% 07/47		473,354.89
COMET 2013-A1 A1 .63% 11/18		2,255,855.7
COMET 2013-A3 A3 .96% 9/19		1,222,007.73
COMET 2014-A2 A2 1.26% 01/20		1,197,210.52
COMET 2014-A5 A 1.48% 07/20		1,211,068.16

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

CAPITAL ONE NAT 2.4% 09/05/19	Actively Managed Global Wrap Underlying Investments	$1,504,277
CARMX 2013-3 A3 .97% 11/15/16		432,094.79
CARMX 2014-3 A3 1.16% 06/19		518,313.41
CARMX 2014-4 A3 1.25% 11/19		404,114.49
CHAIT 2012-A8 A8 0.54% 10/17		1,893,518.92
CHAIT 2013-A8 A8 1.01% 10/18		880,378.3
CHAIT 2014-A1 A 1.15% 01/19		2,100,042.23
CHAIT 2014-A7 A 1.38% 11/19		1,004,612.45
CHEVRON CORP NE 1.104% 12/5/17		845,458.26
CISCO SYSTEMS INC 2.125% 3/19		637,426.65
CITIGROUP INC 2.55% 04/08/19		3,786,586.06
CCCIT 13-A3 A3 1.11% 7/23/18		715,419.79
CCCIT 2013-A6 A6 1.32% 09/18		1,056,171.3
CCCIT 2013-A10 A10 .73% 02/18		888,744.83
CCCIT 2014 A2 1.02% 02/19		799,848
CCCIT 2014-A4 A4 1.23% 04/19		851,614.56
CCCIT 2014-A8 A8 1.73% 04/20		814,932.41
CGCMT 2006-C5 A4 5.431 10/49		404,110.56
CGCMT 2006-C5 A1A 5.425 10/49		947,934.98
CGCMT 13-GC11 A1 0.672% 12/17		240,165.85
CITIZENS BANK NA 1.6% 12/04/17		797,380
COLGATE-PALMOLIVE 0.9% 5/1/18		555,902.74
COMERICA INC 2.125% 05/23/19		252,870.73
COMM 06-C8 A4 5.306% 12/46		771,929.95
COMM 2006-C8 A1A 5.292 12/46		694,366.33
COMM 2006-C7 A4 CSTR 6/46		234,577.23
COMM 2006-C7 A1A CSTR 6/46		828,971.22
COMM 2013-LC6 A1 .7240% 1/46		174,545.27
COMMONWLTH BK ASTL 1.125% 3/17		659,936.64
COMMONWEALTH NY 2.25% 03/13/19		1,128,733.56

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

COMMONWEALTH BK NY 1.4% 09/17	Actively Managed Global Wrap Underlying Investments	$409,604.12
COMMONWEALTH BK NY 2.3% 9/6/19		413,205.56
RABOBANK NY BRH 2.25% 1/14/19		849,933.56
CREDIT SUISSE NY 2.3% 5/19		830,324.81
CREDIT SUISSE NY 3% 10/29/21		400,199.47
DBUBS 2011-LC3A A1 2.238 8/44		46,085.95
JOHN DEERE CAP 1.3% 3/12/18		660,598.44
DEUTSCHE BANK AG 1.4% 2/13/17		617,052.67
DEUTSCHE BANK AG 2.5% 2/13/19		1,130,141.03
DCENT 2013-A2 A2 .69% 07/18		2,098,012.7
DCENT 2014-A3 A3 1.22% 10/19		850,009.62
DCENT 2014-A4 A4 2.12% 12/21		812,568.69
DCENT 2014-A5 A 1.39% 04/20		1,407,926.99
ENTERPRISE PRD 2.55% 10/15/19		82,617.06
FHLG 15YR 4.50% 8/18 #E98688		169,160.11
FHLG 15YR 4.50% 9/18 #E99205		63,769.53
FHLG 15YR 4.50% 10/18 #E99833		87,976.3
FHLM ARM 3.53% 4/40 #1B4657		100,149.25
FHLM ARM 3.58% 4/40 #1B4702		86,800.43
FHLG 7.50% 7/34 #G02115		370,180.5
FHLG 15YR 5.00% 3/19 #G13052		228,902.46
FHLG 25YR 5.50% 7/35 #G05815		113,842.13
FHLM ARM 4.941% 11/35 #1J1228		123,499.98
FHLG 10YR 3.00% 8/21 #J16393		230,891.11
FHLG 10YR 3.00% 8/21 #J16442		202,462
FHLM ARM 3.717% 05/41#1B8124		61,770.93
FHLM ARM 3.224% 4/41#1B8179		42,928.24
FHLM ARM 3.464% 5/1/41#1B8304		46,279.21
FHLM ARM 3.627% 6/1/41#1B8372		73,481.03
FHLM ARM 3.283 6/1/41		53,093.7

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FHLM ARM 2.98% 8/41 #1B8533	Actively Managed Global Wrap Underlying Investments	$159,310.26
FHLM ARM 3.07% 9/41 #1B8608		93,513.22
FHLM ARM 3.242% 9/1/41#1B8659		49,837.67
FHLG 5.50% 3/34 #G01665		167,555.63
FHLG 15YR 5.50% 4/18 #G11389		61,510.24
FHLG 15YR 4.00% 9/25 #E02787		303,353.11
FHLG 15YR 4.00% 4/26 #E02867		155,216.85
FHLG 15YR 4.50% 11/18 #B10931		53,687.5
FHLB 0.875% 05/24/17		1,419,189.61
FHLB 0.62% 11/23/16		2,289,736.39
FHLM ARM 4.199% 8/36 #848185		62,525.18
FHLM AR 12M+187.9 10/42#849255		457,293.12
FHLG 5.50% 5/34 #Z40042		1,258,404.06
FNMA .875% 10/26/17		535,335.81
FNMA .875% 2/8/18		494,066.65
FNMA 1.875% 09/18/18		5,429,300.96
FNMA 1.625% 11/27/18		4,590,378.54
FNMA 1.75% 11/26/19		2,348,282.03
FNR 2013-9 FA 1ML+35 03/42		844,292.95
FNR 2011-88 AB 2.5% 9/26		155,474.93
FNR 2011-99 DV 5% 01/26		597,681.85
FNR 2012-15 FP 1ML+38 6/40		589,421.02
FNR 2012-94 E 3% 6/22		208,547.47
FHR 2011-3938 BE 2% 10/21		486,240.45
FHR 3943 EF 1ML+25 2/26		327,345.74
FHR 3763 QA 4% 4/34		264,761
FHR 3820 DA 4% 11/35		286,293.35
FHR SER 4221 CLS GA 1.4% 7/23		970,286.97
FHLMC 1.25% 5/12/17		444,123.85
FHLMC 1% 9/29/17		1,165,608.78

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FHLMC .75% 1/12/18	Actively Managed Global Wrap Underlying Investments	$3,241,768.43
FHLMC 0.875% 02/22/17		2,192,496.33
FNMA 15YR 7.00% 2/15 #253033		460.96
FNMA 15YR 7.00% 9/15 #253430		92.96
FNMA 5.50% 11/34 #310105		895,113.79
FNMA ARM 3.228% 7/41#AI3469		76,501.58
FNMA ARM 3.01% 8/41 #AI4358		62,898.56
FNMA ARM 3.545% 07/41#AI6050		78,375.84
FNMA ARM 3.365% 10/41#AI6819		41,152.5
FNMA ARM 3.37% 9/41 #AI8935		96,892.43
FNMA ARM 09/41#AI9813		49,555.79
FNMA ARM 10/41#AJ3399		16,642.48
FNMA ARM 2.74% 8/41 #AH5259		317,407.37
FNMA ARM 2.57% 10/41 #AH5261		196,014.35
FNMA 15YR 3.50% 1/26 #AL1168		240,504.6
FNMA 15YR 3.50% 3/27 #AL1746		1,020,499.53
FNMA ARM 06/42#AO2244		63,605.91
FNMA 15YR 7.00% 4/15 #532552		82.36
FNMA 15YR 7.00% 1/16 #535675		983.76
FNMA 6.50% 7/32 #545759		41,713.7
FNMA 6.50% 7/32 #545762		21,249.41
FNMA 15YR 7.00% 6/17 #545928		2,481.27
FNMA 15YR 6.50% 6/15 #555720		34.33
FNMA 15YR 7.00% 10/15 #556250		49.6
FNMA 15YR 7.00% 8/16 #599824		4,122.03
FNMA 15YR 7.00% 1/17 #626726		4,486.6
FNMA 15YR 7.00% 3/17 #635939		8,462.82
FNMA 15YR 7.00% 3/17 #638317		5,183.15
FNMA 15YR 7.00% 10/17 #665372		4,597.37
FNR 2003-74 PG 4.5% 8/18		96,565.64

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNR 2005-90 FC 1ML+25 10/35	Actively Managed Global Wrap Underlying Investments	$184,975.82
FNR 2005-106 UF 1ML+30 11/35		182,003.5
FHR 3117 JF 1ML+30 2/36		188,004.48
FHR 3102 FD 1ML+30 1/36		477,339.3
FNR 2008-29 BG 4.7% 12/35		71,053.64
FNR 2008-95 AD 4.5% 12/23		241,065.43
FNR 2011-23 AB 2.75% 6/25/20		118,253.62
FNR 2010-123 DL 3.5% 11/25		98,186.17
FHR 3741 HD 3% 11/15/39		249,270.35
FNR 2010-135 DE 2.25% 4/24		207,355.44
FNR 2010-143 B 3.5% 12/25		174,055.05
FNMA 15YR 6.50% 3/18 #705791		29,545.27
FNMA ARM 4.68% 11/34 #735011		90,629.05
FNMA 6.50% 12/32 #735415		21,360.76
FNMA 6.50% 7/35 #745092		22,480.44
FNMA ARM 4.53% 12/34 #802852		84,261.29
FNMA 6.50% 8/36 #888034		30,568.48
FNMA 6.50% 8/36 #888544		120,440.63
FNMA ARM 4.21% 5/35 #889946		152,462.56
FNMA ARM 4.30% 2/35 #995017		174,538.64
FNMA ARM 4.53% 10/35 #995414		147,250.83
FNMA ARM 4.55% 10/35 #995415		611,765.23
FNMA ARM 4.512% 12/36 #995606		171,496.96
FNMA ARM 2.61% 4/35 #995609		57,857.1
FNMA ARM 3.20% 1/40 #AC0599		148,451.36
FNMA ARM 4.285% 7/33#AD0066		57,441.53
FNMA 6.50% 12/35 #AD0723		142,554.87
FNMA ARM 3.47% 3/40 #AD0820		94,352.78
FNMA 6.50% 8/36 #AE0746		105,271.41
FNMA ARM 11/40#AE6806		44,753.47

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FIFTH THIRD BAN 2.875% 10/1/21	Actively Managed Global Wrap Underlying Investments	$413,756.79
FORDO 2014-A A4 1.29% 04/19		328,230.36
FORDL 2014-A A3 .68% 04/17		413,749.21
GEMNT 2012-5 A 0.95% 6/15/18		1,075,170.91
GMACC 2004-C2 A4 5.301% 8/38		3,499.22
GSMS 2012-GC6 A1 1.282% 1/45		60,905.67
GSMS 2013-GC10 A1 .696% 2/46		51,514.85
GSMS 2013-GC10 A2 1.84% 2/46		180,524.22
GSMS 2013-GC12 A1 VAR 06/46		239,664.87
GNMA 30YR 5.5% 06/35#783800		163,743.89
GSMS 2006-GG6 A4 CSTR 4/38		812,262.13
GSMS 2006-GG6 A1A CSTR 4/38		383,114.03
GSMS 2006-GG8 A4 5.56% 11/39		509,225.13
GSMS 2006-GG8 A1A 5.547 11/39		401,756.11
GECMC 2005-C2 A4 CSTR 5/43		744,545.25
GECMC 2006-C1 A4 CSTR 3/44		603,501.49
GECMC 2006-C1 A1A CSTR 3/44		960,564.66
GENERAL ELEC CO 3.375% 3/11/24		797,127.42
GOLDMAN SACH GRP 2.55% 10/19		2,650,126.32
GNR 2010-99 PT 3.5% 8/33		10,487.12
GNR 2010-112 PM 3.25% 9/33		8,731.51
CFGNR 2011-150 D 3% 4/37		43,877.33
GNR 13-41 PA 2.5% 04/40		514,098.8
HSBC USA INC 2.375% 11/13/19		406,164.24
HSBC USA INC 2.25% 06/23/19		619,361.4
HAROT 2013-3 A3 0.77% 05/17		530,637.71
HAROT 2013-1 A3 .48% 12/15		699,335.56
HSBC BANK 3.1% 5/24/16 144A		977,885.93
HUNTINGTON NATL BK 2.2% 4/1/19		999,420
HART 2013-A A3 0.56% 7/17		808,148.69

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

HART 2013-B A3 .71% 09/17	Actively Managed Global Wrap Underlying Investments	$770,744.25
HART 2014-A A3 0.79% 07/18		953,131.97
HART 2014-B A3 .90% 12/18		807,148.2
INTERCONT EXCH 2.5% 10/15/18		314,214.13
JPMC CO 1.625% 5/15/18		436,113.21
JPMC CO 2.35% 01/28/19		1,019,561.03
JPMCC 2005-LDP2 A3 4.697 7/42		1,263.48
JPMCC 2006-LDP7 A4 CSTR 04/45		608,546.16
JPMCC 2006-LDP7 A1A CSTR 4/45		610,392.53
JPMCC 2006-CB16 A1A 5.546 5/45		1,027,712.7
JPMCC 2007-LD11 A2 CSTR 6/49		6,275.37
JPMCC 2012-C6 A2 2.2058% 5/45		448,944.39
JPMCC 2012-LC9 A1 .6698% 12/47		237,140.57
JPMCC 2013-C10 .7302% 12/15/47		186,026.94
JPMC CO 2.2% 10/22/19		1,057,320.47
KEY BANK NA 2.5% 12/15/19		311,059.62
LBUBS 2006-C6 A4 5.372% 9/39		485,529.67
LBUBS 2006-C6 A1A CSTR 9/39		877,555.69
LBUBS 2007-C7 A3 5.886% 9/45		1,093,987.93
MANU&TRD NT PRG 1.45% 3/7/18		884,614.31
MASSMUTUAL GLBL 2% 4/5/17 144A		466,668.46
MASSMUTUAL GBL 2.1 8/2/18 144A		673,995.88
MASSMUTUAL GLB 2.35% 4/19 144A		424,856.37
MASTERCARD INC 2% 04/01/19		237,880.29
MEDTRONIC PLC 2.5% 03/20 144A		803,265.07
MBALT 2014-A A3 .68% 12/16		754,192.44
MLMT 2005-CKI1 A1A CSTR 11/37		200,113.04
MLMT 2006-C2 A1A CSTR 8/43		666,913.38
MET LIFE 1.875% 6/22/18 144A		374,534.63
MET LIFE GLB 2.3% 4/10/19 144A		1,079,586.13

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

MICROSOFT CORP .875% 11/15/17	Actively Managed Global Wrap Underlying Investments	$133,815.39
MIDAMERICAN ENE 2.4% 03/15/19		669,682.92
MITSUBISHI 2.45% 10/16/19 144A		612,934.2
MLCFC 2006-3 A4 CSTR 7/46		1,609,271.73
MIZUHO CORP 1.85% 3/21/18 144A		889,807.66
MIZUHO BK LTD 2.45 4/19 144A		429,397.21
MSBAM 2014-C14 A2 2.916% 1/47		485,792.55
MSC 2006-IQ11 A1A CSTR 10/42		743,037.57
MORGAN STANLEY 2.5% 01/24/19		2,731,886.4
MSC 2006-HQ9 A4 CSTR 7/44		531,697.17
MSC 2007-IQ13 A1A 5.312% 3/44		267,013.04
MSC 2007-T27 A1A CSTR 6/42		1,039,612.06
MSBAM 2012-C5 A1 .916% 8/45		265,558.2
MSBAM 2012-C5 A2 1.972% 8/45		749,340.53
MORGAN STANLEY 1.875% 01/05/18		599,357.5
NEW YORK LIFE 1.3% 10/17 144A		1,196,758.53
NAROT 2013-B A3 0.84% 11/17		781,040
NALT 2014-A A3 .80% 02/17		456,856.76
NAROT 2014-B A3 1.11% 05/19		573,166.26
NORDEA BK AG .875% 5/16 144A		660,323.84
NEF 2005-1 A5 4.74% 10/45		196,394.32
ORACLE CORP 2.25% 10/8/19		627,645.53
PNC BK PITT MTN 2.2% 01/28/19		414,049.16
PHILIP MORS INT 1.875% 1/15/19		570,467.93
PLAINS AM/PAA FIN 2.65% 12/19		511,243.88
PRICOA GLBL F 1.6% 5/18 144A		656,875.85
PROCTER & GAMBLE 1.6% 11/15/18		797,659.61
PUBLIC SVC ELEC 1.8% 06/01/19		1,046,787.88
RABOBANK NDL 1.7% 3/19/18		887,715.77
ROYAL BK CAN GL .85% 03/08/16		173,558.45

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

ROYAL BK CANADA 2.3% 7/20/16	Actively Managed Global Wrap Underlying Investments	$208,276.16
ROYAL BANK OF CAN 1.2% 1/23/17		622,845.59
ROYAL BK OF CDA 2.15% 03/15/19		424,603.43
SLMA 2012-7 A2 1ML+28 9/19		399,461.76
SLMA 2013-1 A1 1ML+15 1/17		24,271.18
SANOFI AVENTIS 2.625% 3/29/16		505,271.01
SIMON PROPERTY 2.2% 02/01/19		400,701.3
SUMITOMO MITSUI BKG 1.8% 7/17		679,509.93
SUMITOMO BKG 2.45% 1/10/19		518,243.9
TORONTO DOM BK 2.5% 7/14/16		977,181.13
TORONTO DOMINI 2.375% 10/19/16		478,109.28
TORONTO DOM 1.4% 4/30/18		881,554.9
TORONTO DOMINION 2.25% 11/5/19		611,336.7
TOTAL CAP CDA L 1.45% 01/15/18		468,823.71
TOTAL CAPITAL SA 1.5% 2/17/17		472,734.45
TOTAL CAP INTL 2.125% 01/10/19		1,058,946.31
TOTAL CAP INTL 2.75% 06/19/21		411,909.23
TOYOTA MOTOR CRDIT 2.125% 7/19		840,446.82
UBS AG STAM 2.375% 8/14/19		625,567.1
UBSBB 2012-C2 A1 1.006% 5/63		241,467.35
UBSCM 2012-C1 A1 1.032% 5/45		99,697.35
UBSCM 2012-C1 A2 2.180% 5/45		386,772.99
UBSBB 2012-C4 A1 .6728 12/45		189,393.28
USAA CAP CO 2.25% 12/13/16 144		482,472.73
US BANK NA 1.1% 01/30/17		1,033,949.94
US BANK NA CIN 2.125% 10/19		883,420.97
UBSBB 2013-C6 A1 .805% 4/46		201,730.53
UST NOTES 0.625% 12/15/16		12,375,393.35
USTN 1.625% 04/30/19		7,042,449.04
USTN 0.875% 10/15/17		20,432,594.59

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

USTN 1% 12/15/17	Actively Managed Global Wrap Underlying Investments	$3,729,279.06
USTN 1% 9/30/16		20,093,088.61
USTN .875% 11/30/16		44,919,692.08
USTN .875% 1/31/17		4,813,334.94
USTN 1.375% 2/28/19		11,985,755.54
USTN .75% 10/31/17		27,859,653.76
UST NOTE .875% 1/31/18		12,967,764.61
US T NOTES1% 05/31/18		1,627,031.49
UST NOTES 1.625% 06/30/2019		12,601,989.26
UNITEDHELTH GR 2.875% 12/15/21		405,285.92
VIACOM INC 2.2% 4/01/2019		802,921.41
VODAFONE 1.625% 3/20/17		582,412.24
VALET 2013-1 A3 .56% 8/17		650,366.89
VALET 2013-2 A4 1.16% 03/20/20		637,482.53
VWALT 2014-A A3 .80% 4/20/17		612,191.43
VALET 2014-1 A3 .91% 10/22/18		561,582.72
WFRBS 13-C14 A1 .836% 6/15/46		157,573.04
WFRBS 2013-C14 A2 2.133% 6/46		181,711.71
WFRBS 2011-C5 A1 1.456 11/44		55,004.71
WFRBS 2012-C8 A1 .864% 8/45		166,271.67
WFRBS 2012-C8 A2 1.881% 8/45		414,219.11
WFRBS 2013-C11 A1 .799% 03/45		108,373.11
WFRBS 2013-C13 A1 0.778% 5/45		142,106.56
WBCMT 06-C23 A1A 5.422% 01/45		753,568.81
WBCMT 2006-C23 A5 CSTR 1/45		822,003.95
WBCMT 2006-C24 A1A CSTR 3/45		655,989.21
WBCMT 2006-C25 A5 CSTR 5/43		220,930.56
WBCMT 2006-C25 A1A CSTR 5/43		597,576.97
WBCMT 2006-C27 A3 CSTR 7/45		511,503.85
WBCMT 2006-C26 A1A CSTR 6/45		723,229.28

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

WBCMT 2006-C29 A1A 5.297 11/48	Actively Managed Global Wrap Underlying Investments	$1,149,953.32
WBCMT 2007-C31A A2 5.421% 4/47		48,668.74
WAL-MART STORES 1.125% 4/18		880,036.42
WAL MART STORES 3.3% 04/22/24		442,545.84
WALGREENS BOOTS 1.75% 11/17/17		103,478.05
WELLS FARGO 3% 01/22/21		786,414.48
WFCM 2013-LC12 A1 1.676% 7/46		640,125.37
WESTPAC BANKING CRP 2% 8/14/17		814,674.3
WESTPAC BANK CORP 1.2% 5/19/17		628,125.75
WESTPAC BANKING 1.5% 12/01/17		600,099.6
WOLS 2013-A A3 1.10% 12/16		803,330.31
WOART 2014-B A3 1.14% 1/20		735,289.98
WOLS 2014-A A3 1.16% 09/17		582,535.33
Total Fair Value of Underlying Investments		$391,121,376.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By    /s/ Lori B. Glawe
Lori B. Glawe, Assistant Plan Administrator

Dated: June 26, 2015

EXHIBIT INDEX

23.1 - Consent of Independent Registered Public Accounting Firm